SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

TBC CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872183 10 8

(CUSIP Number)

Not Applicable

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP NO. 872183 10 8	13G	Page 2 of 5 Pages

1.	Name of Reporting Person: Marvin E. Bruce		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,249,121 shares of Common Stock

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,249,121 shares of Common Stock

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,249,121 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.6%

12.	Type of Reporting Person: IN

Item 1.
	(a)	Name of Issuer:
TBC Corporation

	(b)	Address of Issuer’s Principal Executive Offices:
7111 Fairway Drive, Suite 201 Palm Beach Gardens, FL 33418

Item 2.
	(a)	Name of Person Filing:
Marvin E. Bruce

	(b)	Address of Principal Business Office or, if None, Residence:
3260 Habersham Road Atlanta, Georgia 30305

	(c)	Citizenship:
United States of America

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number:
872183 10 8

Item 3.		Rules 13d-1(b) or 13d-2(b) Statement.
Not applicable.

Item 4.		Ownership.
The following information concerning ownership of Common Stock is given as of December 31, 2004:

	(a)	Amount Beneficially Owned:

47,422 Shares of Common Stock — directly owned

1,194,735 Shares of Common Stock — owned by Marvin E. Bruce Living Trust, Marvin E. Bruce, Trustee

6,964 Shares of Common Stock — presently exercisable options

1,249,121 Total

	(b)	Percent of Class: 5.6%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:
1,249,121 Shares of Common Stock

(ii) shared power to vote or to direct the vote:
-0-

(iii) sole power to dispose or to direct the disposition of:
1,249,121 Shares of Common Stock

(iv) shared power to dispose or to direct the disposition of:
-0-

Item 5.		Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2005	/s/ Marvin E. Bruce
MARVIN E. BRUCE